SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36202; File No. 812-15961

CIFC Direct Lending Evergreen Fund, <u>et</u> <u>al</u>.

June 3, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs"), closed-end management investment companies, and open-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: CIFC Direct Lending Evergreen Fund, CIFC Private Credit Management LLC, CIFC Asset Management LLC, LBC Credit Management, L.P. d/b/a LBC Credit Partners, and certain of their affiliated entities as described in Schedules A and B to the Application.

Filing Dates: The application was filed on December 22, 2025, and amended on June 1, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include file number referenced above. Hearing requests should be received by the Commission by

5:30 p.m., Eastern time, on June 29, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Asha Richards, CIFC Private Credit Management LLC, 1 SE 3rd Avenue, Suite 1660, Miami, FL 33131; Richard Horowitz, Esq., Dechert LLP, 1095 Avenue of the Americas, New York, NY 10036; Alexander Karampatsos, Esq., Dechert LLP, 1900 K Street NW, Washington, DC 20006.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, or Deepak T. Pai, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, filed June 1, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.